CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)
HSBC USA Inc. Autocallable Notes Linked to the Performance of the Brazilian Real Relative to the U.S. Dollar due January 9, 2014	$1,207,000	$138.32

(1) Calculated in accordance with Rule 457 (r) of the Securities Act of 1933, as amended.

Filed Pursuant to Rule 424(b)(2) Registration No. 333-180289 PRICING SUPPLEMENT Dated June 29, 2012 (To Prospectus dated March 22, 2012 and Prospectus Supplement dated March 22, 2012)

Structured Investments	HSBC USA Inc. $1,207,000 Autocallable Notes Linked to the Performance of the Brazilian Real Relative to the U.S. Dollar due January 9, 2014

General

•	Terms used in this pricing supplement are described or defined herein, in the prospectus supplement and in the prospectus. The Notes offered will have the terms described herein and in the prospectus supplement and prospectus. The Notes do not guarantee return of principal, and you may lose up to 100.00% of your initial investment. The Notes will not bear interest.
•	This pricing supplement relates to a single note offering. The purchaser of a Note will acquire a security linked to a single Reference Currency described below.
•	Although the offering relates to a Reference Currency, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Currency or as to the suitability of an investment in the related Notes.
•	Senior unsecured debt obligations of HSBC USA Inc. maturing January 9, 2014.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
•	If the terms of the Notes set forth below are inconsistent with those described in the prospectus supplement and prospectus, the terms set forth below will supersede.
•	Any payment on the Notes is subject to the Issuer’s credit risk. The Issuer has not undertaken any independent review of, or made any due diligence inquiry with respect to, publicly available information regarding the Reference Currency provided herein.

Key Terms

Issuer:	HSBC USA Inc.
Reference Currency:	Brazilian Real per one U.S. Dollar (“USDBRL”)
Principal Amount:	$1,000 per Note
Trade Date:	June 29, 2012
Pricing Date:	June 29, 2012
Original Issue Date:	July 9, 2012
Final Valuation Date:	January 2, 2014, subject to adjustment as described herein.
Maturity Date:	5 business days after the Final Valuation Date and is expected to be January 9, 2014. The Maturity Date is subject to further adjustment as described under “Market Disruption Events” herein.
Call Feature:	The Notes will be automatically called if the Spot Rate of the Reference Currency on any Observation Date has appreciated as compared to the Initial Spot Rate. In such case, you will receive a cash payment equal to the Call Price.
Call Price:	If the Notes are automatically called, you will receive, on the applicable Call Settlement Date, a cash payment per $1,000 Principal Amount of Notes equal to the Principal Amount plus a Call Premium calculated as follows:
• 10.25% × $1,000 if automatically called on the first Observation Date;
• 20.50% × $1,000 if automatically called on the second Observation Date;
• 30.75% × $1,000 if automatically called on the third Observation Date;
Observation Dates:	January 2, 2013, July 1, 2013 and the Final Valuation Date (January 2, 2014), subject to further adjustment as described under “Market Disruption Events” herein.
Call Settlement Date:	With respect to each Observation Date, including the Final Valuation Date, five business days following the applicable Observation Date. A Call Settlement Date is also subject to adjustment as described below under the caption “Market Disruption Events.”
Payment at Maturity:	If the Notes are not automatically called, you will receive a cash payment on the Maturity Date that will reflect the performance of the Reference Currency. Under these circumstances, your Payment at Maturity per $1,000 Principal Amount of Notes will be calculated as follows:
• If the Reference Currency Return is less than or equal to zero but greater than or equal to -15%, you will receive a cash payment on the Maturity Date equal to 100% of the Principal Amount.
• If the Reference Currency Return is less than -15%, you will receive a cash payment on the Maturity Date equal to:
$1,000 + ($1,000 × Reference Currency Return).
If the Reference Currency Return is less than -15%, your payment at maturity will reflect the full depreciation of the Final Spot Rate, as compared to the Initial Spot Rate, and you will lose some or all of your investment. This means that if the Reference Currency Return is -100.00%, you will lose your entire investment. For additional clarification, please see “What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Currency?” herein.
Reference Currency	The quotient, expressed as a percentage, calculated as follows:
Return:	Initial Spot Rate – Final Spot Rate
Initial Spot Rate
Spot Rate:	The Spot Rate for the Brazilian Real on each date of calculation will be the U.S. Dollar/Brazilian Real offered rate for U.S. Dollars, expressed as the amount of Brazilian Reals per one U.S. Dollar, for settlement in two business days, as reported by Banco Central do Brasil on SISBACEN Data System under transaction code PTAX-800 (“Consulta de Cambio” or Exchange Rate Inquiry), Option 5 (“Cotacoes para Cotabilidade” or Rates for Accounting Purposes) at approximately 1:15 p.m., Sao Paulo time, which appears on the Reuters Page “BRFR” to the right of the caption “Dollar PTTAX” or any successor page, on such date of calculation. The Spot Rate is subject to the provisions set forth under “Market Disruption Events” in this pricing supplement. Four decimal figures shall be used for the determination of such USDBRL exchange rate.
Initial Spot Rate:	2.0213
Final Spot Rate:	The Spot Rate as determined by the Calculation Agent in its sole discretion on the Final Valuation Date.
Calculation Agent:	HSBC or one of its affiliates
CUSIP/ISIN:	4042K1V26 / US4042K1V268
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the Notes involves certain risks. You should refer to “Selected Risk Considerations” beginning on page 3 of this document and “Risk Factors” beginning on page S-3 of the prospectus supplement.

Neither the U.S. Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement, or the accompanying prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction and involve investment risks including possible loss of the Principal Amount invested due to the credit risk of HSBC. In addition, HSBC Securities (USA) Inc. or another of our affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. HSBC Securities (USA) Inc., an affiliate of ours, will purchase the Notes from us for distribution to the placement agent. See “Supplemental Plan of Distribution (Conflicts of Interest)” on the page 8 of this pricing supplement.

J.P. Morgan Securities LLC and certain of its registered broker-dealer affiliates are purchasing the Notes for resale. JPMorgan Chase Bank N.A. may purchase the Notes on behalf of certain fiduciary accounts. J.P. Morgan Securities LLC, certain of its registered broker-dealer affiliates and JPMorgan Chase Bank N.A. will not receive fees from us for sales to fiduciary accounts.

	Price to Public(1)	Fees and Commissions	Proceeds to Issuer
Per Note	$1,000	$12.50	$987.50
Total	$1,207,000	$15,087.50	$1,191,912.50

(1) Certain fiduciary accounts purchasing the Notes will pay a purchase price of $987.50 per Note, and the placement agents with respect to sales made to such accounts will forgo any fees.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

JPMorgan

Placement Agent

June 29, 2012

Additional Terms Specific to the Notes

This pricing supplement relates to a single note offering linked to the Reference Currency identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security linked to the Reference Currency. Although the Note offering relates only to the Reference Currency identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Currency or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 22, 2012 and the prospectus supplement dated March 22, 2012. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” beginning on page 3 of this pricing supplement and “Risk Factors” beginning on page S-3 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the “Issuer”, “HSBC”, “we”, “us” and “our” are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

•	The prospectus supplement at: www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

•	The prospectus at: www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

Selected Purchase Considerations

•	CALL FEATURE — The Notes will be automatically called if the Final Spot Rate Level on any Observation Date has appreciated as compared to the Initial Spot Rate. If the Notes are automatically called, you will receive, on the applicable Call Settlement Date, a cash payment per $1,000 Principal Amount of Notes equal to the Principal Amount plus a Call Premium amount indicated on the cover hereof.

•	RETURN OF PRINCIPAL ONLY If the Reference Currency Return is GREATER THAN OR EQUAL TO -15% — If the Notes are not automatically called, we will pay you your principal back at maturity if the Reference Currency has depreciated, as compared to the Initial Spot Rate, by an amount not exceeding 15%. If the Reference Currency Return is less than -15%, you will lose 1.00% of your Principal Amount for every 1.00% that the Final Spot Rate has depreciated as compared to the Initial Spot Rate. You will lose your entire initial investment if the value of the Reference Currency Return is -100.00%.

•	EXPOSURE TO THE BRAZILIAN REAL VERSUS THE U.S. DOLLAR — The return on the Notes is linked to the performance of the Brazilian Real, which we refer to as the Reference Currency, relative to the U.S. Dollar, and will enable you to participate in any appreciation of the Reference Currency relative to the U.S. Dollar from the Pricing Date to the Final Valuation Date.

•	TAX TREATMENT — There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a pre-paid forward or other executory contract with respect to the Reference Currency. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Sidley Austin llp, it is reasonable to treat a Note as a pre-paid forward or other executory contract with respect to the Reference Currency. Assuming this characterization is respected, upon a sale, call, exchange or redemption of a Note (including redemption of the Notes at maturity), you should recognize gain or loss equal to the difference between the amount realized on the sale, call, exchange or redemption and your tax basis in the Note, which should equal the amount you paid to acquire the Note. Your gain or loss will generally be ordinary income or loss (as the case may be) for U.S. federal income tax purposes. However, holders of certain forward contracts, futures contracts or option contracts generally are entitled to make an election under Section 988 of the Internal Revenue Code of 1986, as amended (the “Code”) to treat ordinary gain or loss realized with respect to such instruments as capital gain or loss (a “Section 988 Capital Treatment Election”). Although the matter is uncertain, we believe that it would be reasonable to treat the Section 988 Capital Treatment Election as being available to the Notes. Assuming that the Section 988 Capital Treatment Election is available, if you make this election before the close of the day on which you acquire a Note, all gain or loss you recognize on a sale, call, exchange or redemption of that Note (including redemtpion of the Notes at maturity) should be treated as long-term capital gain or loss, provided that you have held the Note for more than one year at such time for U.S. federal income tax purposes. A U.S. Holder (as defined in the accompanying prospectus supplement) must make the Section 988 Capital Treatment Election with respect to a Note by (a) clearly identifying the transaction on its books and records on the date the transaction is entered into as being subject to this election and either (b) filing the relevant statement verifying this election with the U.S. Holder’s U.S. federal income tax return or (c) otherwise obtaining independent verification as set forth in the Treasury Regulations promulgated under Section 988 of the Code. You should consult your tax adviser regarding the U.S. tax considerations with respect to an investment in the Notes, as well as the availability, mechanics and consequences of a Section 988 Capital Treatment Election.

Due to the absence of authorities that directly address the proper characterization of the Notes, no assurance can be given that the Internal Revenue Service (the “IRS”) will accept, or that a court will uphold, this characterization and tax treatment of the Notes, in which case the timing and character of any income or loss on the Notes could be significantly and adversely affected. For example, the Notes could be treated either as ”foreign currency contracts” within, the meaning of Section 1256 of the Code or as “contingent payment debt instruments”, as discussed in the section entitled “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.

In 2007, the IRS released a revenue ruling holding that a financial instrument with some arguable similarity to the Notes is properly treated as a debt instrument denominated in a foreign currency. The Notes are distinguishable in meaningful respects from the instruments described in the revenue ruling. If, however, the reach of the revenue ruling were to be extended, it could materially and adversely affect the tax consequences of an investment in the Notes for U.S. Holders, possibly with retroactive effect.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Currency. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement.

•	SUITABILITY OF NOTES FOR INVESTMENT — You should only reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the information set out in this pricing supplement. Neither HSBC nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The Notes do not guarantee any return of principal. The Notes differ from ordinary debt securities in that we will not pay you 100% of the Principal Amount of your Notes if the Notes are not automatically called and the Reference Currency Return is less than -15%. In this case, the Payment at Maturity you will be entitled to receive will be less than the Principal Amount of the Notes and will reflect the full depreciation of the Final Spot Rate as compared to the Initial Spot Rate and you will lose your entire initial investment if the Reference Currency Return is -100.00%. An investment in the Notes does not guarantee return of principal and you may receive less at maturity than you originally invested in the Notes, or you may receive nothing at maturity.

•	Your return on the Notes is limited —If the Notes are not automatically called and the Reference Currency Return is greater than or equal to -15%, for each $1,000 Principal Amount Note, you will receive $1,000 at maturity, regardless of any appreciation in the Reference Currency, as compared to the Initial Spot Rate, which may be significant. Accordingly, the return on the Notes may be significantly less than the return on a direct investment in the Reference Currency during the term of the Notes.

•	THE NOTES ARE SUBJECT TO THE CREDIT RISK OF HSBC USA INC. — The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

•	INVESTING IN THE NOTES IS NOT EQUIVALENT TO INVESTING DIRECTLY IN THE REFERENCE CURRENCY — You may receive a lower return than you would have received if you had invested directly in the Reference Currency. The Reference Currency Return is dependent solely on the formula set forth above and not on any other formula that could be used for calculating currency performances. As such, the Reference Currency Return may be materially different from the return on a direct investment in the Reference Currency.

•	CURRENCY MARKETS MAY BE VOLATILE — Currency markets may be highly volatile. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the value of the Reference Currency on the Final Valuation Date, and therefore, the value of your Notes.

•	LEGAL AND REGULATORY RISKS — Legal and regulatory changes could adversely affect exchange rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to exchange rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Reference Currency and, consequently, the value of the Notes.

•	IF THE LIQUIDITY OF THE REFERENCE CURRENCY IS LIMITED, THE VALUE OF THE NOTES WOULD LIKELY BE IMPAIRED — Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Final Valuation Date would likely have an adverse effect on the Final Spot Rate for the Reference Currency, and therefore, on the return on your Notes. Limited liquidity relating to the Reference Currency may also result in HSBC USA Inc. or one of its affiliates, as Calculation Agent, being unable to determine the Reference Currency Return using its normal means. The resulting discretion by the Calculation Agent in determining the Reference Currency Return could, in turn, result in potential conflicts of interest.

•	WE HAVE NO CONTROL OVER THE EXCHANGE RATE BETWEEN THE REFERENCE CURRENCY AND THE U.S. DOLLAR — Foreign exchange rates can either float or be fixed by sovereign governments. Exchange rates of the currencies used by most economically developed nations are permitted to fluctuate in value relative to the U.S. Dollar and to each other. However, from time to time governments may use a variety of techniques, such as intervention by a central bank, the imposition of regulatory controls or taxes or changes in interest rates to influence the exchange rates of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by a devaluation or revaluation of a currency. These governmental actions could change or interfere with currency valuations and currency fluctuations that would otherwise occur in response to economic forces, as well as in response to the movement of currencies across borders. As a consequence, these government actions could adversely affect an investment in the Notes which are affected by the exchange rate between the Reference Currency and the U.S. Dollar.

•	THE PAYMENT FORMULA FOR THE NOTES WILL NOT TAKE INTO ACCOUNT ALL DEVELOPMENTS IN THE REFERENCE CURRENCY — Changes in the Reference Currency during the term of the Notes before the Final Valuation Date may not be reflected in the calculation of the Payment at Maturity. The Reference Currency Return will be calculated only as of the Final Valuation Date. As a result, the Reference Currency Return may be less than zero even if the Reference Currency had moved favorably at certain times during the term of the Notes before moving to an unfavorable level on the Final Valuation Date.

•	THE NOTES ARE SUBJECT TO EMERGING MARKETS’ POLITICAL AND ECONOMIC RISKS — The Reference Currency is the currency of an emerging market country. Emerging market countries are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. In recent years, emerging markets have undergone significant political, economic and social change. Such far-reaching political changes have resulted in constitutional and social tensions, and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging or developing-market nation. Political or economic instability is likely to have an adverse effect on the performance of the Reference Currency, and, consequently, the return on the Notes.

•	THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Foreign currency exchange rates vary over time, and may vary considerably during the term of the Notes. The relative values of the U.S. Dollar and the Reference Currency are at any moment a result of the supply and demand for such currencies. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political developments in other relevant countries. Of particular importance to currency exchange risk are:

•	existing and expected rates of inflation;
•	existing and expected interest rate levels;
•	the balance of payments in the United States and Brazil between each country and its major trading partners; and
•	the extent of governmental surplus or deficit in the United States and Brazil.

Each of these factors, among others, are sensitive to the monetary, fiscal and trade policies pursued by the United States, Brazil, and those of other countries important to international trade and finance.

•	NO INTEREST PAYMENTS — As a holder of the Notes, you will not receive interest payments.

•	PRICE PRIOR TO MATURITY — The market price of your Notes will be influenced by many factors including volatilities, the time remaining to maturity of the Notes, interest rates, geopolitical conditions, the exchange rate or volatility of the exchange rate between the Reference Currency and the U.S. Dollar, economic, political, financial and regulatory or judicial events, and the creditworthiness of HSBC.

•	Potentially Inconsistent Research, Opinions or Recommendations by HSBC and JPMorgan — HSBC, JPMorgan, or their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes and which may be revised at any time. Any such research, opinions or recommendations could affect the price of the Reference Currency, and therefore, the market value of the Notes.

•	CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the Payment at Maturity described in this pricing supplement is based on the full Principal Amount of your Notes, the original issue price of the Notes includes the placement agent’s commission and the estimated cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale of Notes by you prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	THE NOTES LACK LIQUIDITY — The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. may offer to purchase the Notes in the secondary market but is not required to do so and may cease making such offers at any time if at all. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.

•	POTENTIAL CONFLICTS — HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging its obligations under the Notes. In performing these duties, the economic interests of the Calculation Agent and other affiliates of HSBC are potentially adverse to your interests as an investor in the Notes. HSBC will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the Reference Currency and the value of the Notes.

•	The Notes are Not Insured by any Governmental Agency of the United States or any Other Jurisdiction — The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

•	HISTORICAL PERFORMANCE OF THE REFERENCE CURRENCY SHOULD NOT BE TAKEN AS AN INDICATION OF THE FUTURE PERFORMANCE OF THE REFERENCE CURRENCY DURING THE TERM OF THE NOTES — It is impossible to predict whether the Spot Rate for the Reference Currency will rise or fall. The Reference Currency will be influenced by complex and interrelated political, economic, financial and other factors.

•	MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN — The Calculation Agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from valuing the Reference Currency or determining the Reference Currency Return in the manner described herein, and calculating the amount that we are required to pay you upon maturity, or from properly hedging its obligations under the Notes. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more currencies. If the Calculation Agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the Notes or prevents the Calculation Agent from determining the Reference Currency Return or Payment at Maturity in the ordinary manner, the Calculation Agent will determine the value of the Reference Currency or the Reference Currency Return or Payment at Maturity in good faith and in a commercially reasonable manner, and it is possible that an Observation Date, the Final Valuation Date or the Maturity Date will be postponed, which may adversely affect the return on your Notes. For example, if the source for an exchange rate is not available on an Observation Date, including the Final Valuation Date, the Calculation Agent may determine the exchange rate for such date, and such determination may adversely affect the return on your Notes.

•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the Spot Rate of the Reference Currency on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Reference Currency and the U.S. Dollar;
•	the time to maturity of the Notes;
•	whether the Notes have been automatically called;
•	interest and yield rates in the market generally and in the markets of the Reference Currency and the U.S. Dollar;
•	a variety of economic, financial, political, regulatory or judicial events;
•	the exchange rates and volatility of the exchange rates between the Reference Currency and the U.S. Dollar; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performances for the Reference Currency?

The following table illustrates the hypothetical total return on the Notes that could be realized on the applicable Observation Date for a range of performances in the Reference Currency. There will be only one payment on the Notes whether automatically called or at maturity. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount of Notes to $1,000. The hypothetical total returns set forth below reflect the Initial Spot Rate of 2.0213, the Call Premium of 10.25%, 20.50% and 30.75% for the first Observation Date, second Observation Date and Final Valuation Date, respectively. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Official Closing Level on Observation Date	Reference Currency Performance on Observation Date	Total Return at First Call Settlement Date	Total Return at Second Call Settlement Date	Total Return at Maturity
0.0000	100.00%	10.25%	20.50%	30.75%
0.4043	80.00%	10.25%	20.50%	30.75%
0.8085	60.00%	10.25%	20.50%	30.75%
1.0107	50.00%	10.25%	20.50%	30.75%
1.2128	40.00%	10.25%	20.50%	30.75%
1.4149	30.00%	10.25%	20.50%	30.75%
1.5160	25.00%	10.25%	20.50%	30.75%
1.6170	20.00%	10.25%	20.50%	30.75%
1.7181	15.00%	10.25%	20.50%	30.75%
1.8192	10.00%	10.25%	20.50%	30.75%
1.8454	8.70%	10.25%	20.50%	30.75%
1.9202	5.00%	10.25%	20.50%	30.75%
2.0213	0.00%	N/A	N/A	0.00%
2.1224	-5.00%	N/A	N/A	0.00%
2.2234	-10.00%	N/A	N/A	0.00%
2.3245	-15.00%	N/A	N/A	0.00%
2.4256	-20.00%	N/A	N/A	-20.00%
2.5266	-25.00%	N/A	N/A	-25.00%
2.6277	-30.00%	N/A	N/A	-30.00%
2.8298	-40.00%	N/A	N/A	-40.00%
3.0320	-50.00%	N/A	N/A	-50.00%
3.2341	-60.00%	N/A	N/A	-60.00%
3.6383	-80.00%	N/A	N/A	-80.00%
4.0426	-100.00%	N/A	N/A	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The Reference Currency appreciates from the hypothetical Initial Spot Rate of 2.0213 to a Spot Rate of 1.8192 on the first Observation Date. Because the Spot Rate on the first Observation Date of 1.8192 reflects an appreciation of the Reference Currency, as compared to the Initial Spot Rate, the Notes are automatically called, and the investor receives a single payment of $1,102.50 per $1,000 Principal Amount of Notes on the first Call Settlement Date.

Example 2: The Reference Currency depreciates from the Initial Spot Rate of 2.0213 to a Spot Rate of 2.6277 on the first Observation Date, 2.4256 on the second Observation Date and 2.2234 on the Final Valuation Date. Because (a) the Spot Rate on each of the Observation Dates (2.6277, 2.4256 and 2.2234) reflects a depreciation of the Reference Currency, as compared to the Initial Spot Rate and (b) on the Final Valuation Date the Reference Currency has not depreciated by more than 15%, as compared to the Initial Spot Rate, the Notes are not automatically called and the investor receives a Payment at Maturity of $1,000 per $1,000 Principal Amount of Notes.

Example 3: The Reference Currency depreciates from the Initial Spot Rate of 2.0213 to a Spot Rate of 2.2234 on the first Observation Date, 2.4256 on the second Observation Date and 2.6277 on the Final Valuation Date. Because (a) the Spot Rate on each of the Observation Dates (2.2234, 2.4256 and 2.6277) reflects a depreciation of the Reference Currency, as compared to the Initial Spot Rate and (b) on the Final Valuation Date the Reference Currency has depreciated by more than 15%, as compared to the Initial Spot Rate, the Notes are not automatically called and the investor receives a Payment at Maturity that is less than the Principal Amount for each $1,000 Principal Amount of Notes, calculated as follows:

$1,000 + ($1,000 × -30%) = $700.00

Historical Performance of the Reference Currency

The following graph sets forth the historical performance of the Reference Currency based on exchange rates of the Reference Currency relative to the U.S. Dollar from June 29, 2007 through June 29, 2012. The Initial Spot Rate of the USDBRL is 2.0213. We obtained the exchange rates below from Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg Professional® service. The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Reference Currency Return.

The historical exchange rates should not be taken as an indication of future performance, and no assurance can be given as to the exchange rate on the Final Valuation Date. We cannot give you assurance that the performance of the Reference Currency will result in the return of any of your initial investment. The closing exchange rates in the graph below were the rates reported by Bloomberg Professional Service and may not be indicative of the Reference Currency performance using the Spot Rates of the Reference Currency that would be derived from the applicable Reuters page.

Historical Performance of the Brazilian Real

(expressed as the number of Brazilian Reals per U.S. Dollar)

Source: Bloomberg

Spot Rate

The Spot Rate for the Brazilian Real on each date of calculation will be the U.S. Dollar/Brazilian Real offered rate for U.S. Dollars, expressed as the amount of Brazilian Reals per one U.S. Dollar, for settlement in two business days, as reported by Banco Central do Brasil on SISBACEN Data System under transaction code PTAX-800 (“Consulta de Cambio” or Exchange Rate Inquiry), Option 5 (“Cotacoes para Cotabilidade” or Rates for Accounting Purposes) at approximately 1:15 p.m., Sao Paulo time, which appears on the Reuters Page “BRFR” to the right of the caption “Dollar PTTAX” or any successor page, on such date of calculation. The Spot Rate is subject to the provisions set forth under “Market Disruption Events” in this pricing supplement. Four decimal figures shall be used for the determination of such USDBRL exchange rate.

If the Spot Rate is unavailable (including being published in error, as determined by the Calculation Agent in its sole discretion), the Spot Rate shall be selected by the Calculation Agent in good faith and in a commercially reasonable manner or the Final Valuation Date may be postponed by the Calculation Agent as described below in “Market Disruption Events.”

Market Disruption Events

If any Call Settlement Date or the Maturity Date is not a business day, the amounts payable will be paid on the next following business day and no interest will be paid in respect of such postponement. The Calculation Agent may, in its sole discretion, determine that an event has occurred that prevents it from valuing the Reference Currency or the Payment at Maturity in the manner initially provided for herein. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of the Reference Currency. If the Calculation Agent, in its sole discretion, determines that any of these events prevents us or our affiliates from properly hedging our obligations under the Notes or prevents the Calculation Agent from determining such value or amount in the ordinary manner on such date, the Calculation Agent may determine such value or amount in good faith and in a commercially reasonable manner on such date or, in the discretion of the Calculation Agent, an Observation Date, a Call Settlement Date, the Final Valuation Date and the Maturity Date may be postponed for up to five scheduled trading days, each of which may adversely affect the return on your Notes. If the Observation Date or the Final Valuation Date has been postponed for five consecutive scheduled trading days, then that fifth scheduled trading day will be the Observation Date or Final Valuation Date, as applicable and the Calculation Agent will determine the level of such Reference Currency using the formula for and method of determining such level which applied just prior to the market disruption event (or in good faith and in a commercially reasonable manner) on such date.

A “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

Events of Default and Acceleration

If the Notes have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine the accelerated Payment at Maturity due and payable in the same general manner as described in “Key Terms” in this pricing supplement. In that case, the business day preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Currency Return (including the Final Spot Rate). The accelerated Maturity Date will be the fifth business day following the accelerated Final Valuation Date (including the Final Spot Rate).

If the Notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Notes. For more information, see “Description of Debt Securities — Senior Debt Securities — Events of Default” in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC for distribution to J.P. Morgan Securities LLC and certain of its registered broker-dealer affiliates at the price indicated on the cover of this pricing supplement. J.P. Morgan Securities LLC and certain of its registered broker-dealer affiliates will act as placement agent for the Notes and will receive a fee that will not exceed $12.50 per $1,000 Principal Amount of Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See “Supplemental Plan of Distribution (Conflicts of Interest)” on page S-49 in the prospectus supplement.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the cover page of this document, which is expected to be the fifth business day following the Trade Date of the Notes.  Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise.  Accordingly, purchasers who wish to trade Notes on the Trade Date and the following business day thereafter will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Validity of the Notes

In the opinion of Sidley Austin llp, as counsel to the Issuer, when the Notes offered by this pricing supplement have been executed and issued by the Issuer and authenticated by the trustee pursuant to the Senior Indenture referred to in the prospectus supplement dated March 22, 2012, and delivered against payment as contemplated herein, such Notes will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the Maryland General Corporation Law as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated March 22, 2012, which has been filed as Exhibit 5.3 to the Issuer’s registration statement on Form S-3 filed with the Securities and Exchange Commission on March 22, 2012.